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                 April 4, 2022

       Jeffrey Soinski
       Chief Executive Officer
       Avinger Inc
       400 Chesapeake Drive
       Redwood City, California 94063

                                                        Re: Avinger Inc
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2022
                                                            File No. 333-263922

       Dear Mr. Soinski :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              David Marx